SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)

Empery Digital Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

92864V608

(CUSIP Number)

GABRIEL GLIKSBERG
ATG CAPITAL MANAGEMENT LP
16690 Collins Avenue
Sunny Isles Beach, FL, 33160
786-519-0995

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

04/02/2026

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	**Name of reporting person** ATG Capital Opportunities Fund LP (0002079674)		
2	**Check the appropriate box if a member of a Group (See Instructions)** ☐ (a) ☐ (b)		
3	**SEC use only**		
4	**Source of funds (See Instructions)** WC		
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** ☐		
6	**Citizenship or place of organization** DELAWARE		
Number of Shares Beneficially Owned by Each Reporting Person With:	**7**	**Sole Voting Power** 0.00	
	8	**Shared Voting Power** 4,500,000.00	
	9	**Sole Dispositive Power** 0.00	
	10	**Shared Dispositive Power** 4,500,000.00	
11	**Aggregate amount beneficially owned by each reporting person** 4,500,000.00		
12	**Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)** ☐		
13	**Percent of class represented by amount in Row (11)** 15.6 %		
14	**Type of Reporting Person (See Instructions)** PN		

**Comment for Type
of Reporting
Person:**

SCHEDULE 13D

CUSIP Number(s): 92864V608

1	Name of reporting person ATG Capital Management LP (0002110268)		
2	Check the appropriate box if a member of a Group (See Instructions) ☐ (a) ☐ (b)		
3	SEC use only		
4	Source of funds (See Instructions) AF		
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐		
6	Citizenship or place of organization DELAWARE		
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0.00	
	8	Shared Voting Power 4,500,000.00	
	9	Sole Dispositive Power 0.00	
	10	Shared Dispositive Power 4,500,000.00	
11	Aggregate amount beneficially owned by each reporting person 4,500,000.00		
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐		
13	Percent of class represented by amount in Row (11) 15.6 %		
14	Type of Reporting Person (See Instructions) PN		

Comment for Type of Reporting Person:

SCHEDULE 13D

1	Name of reporting person ATG Capital Management GP LLC (0002110271)
2	Check the appropriate box if a member of a Group (See Instructions) ☐ (a) ☐ (b)
3	SEC use only
4	Source of funds (See Instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0.00
	8	Shared Voting Power 4,500,000.00
	9	Sole Dispositive Power 0.00
	10	Shared Dispositive Power 4,500,000.00

11	Aggregate amount beneficially owned by each reporting person 4,500,000.00
12	Check if the aggregate amount in Row (11) excludes certain shares (See Instructions) ☐
13	Percent of class represented by amount in Row (11) 15.6 %
14	Type of Reporting Person (See Instructions) OO

Comment for Type of Reporting Person:

SCHEDULE 13D

CUSIP Number(s): 92864V608

1	**Name of reporting person** Gabriel Gliksberg (0002034212)
2	**Check the appropriate box if a member of a Group (See Instructions)** ☐ (a) ☐ (b)
3	**SEC use only**
4	**Source of funds (See Instructions)** AF
5	**Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)** ☐
6	**Citizenship or place of organization** UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With:	**7**	**Sole Voting Power** 0.00
	8	**Shared Voting Power** 4,500,000.00
	9	**Sole Dispositive Power** 0.00
	10	**Shared Dispositive Power** 4,500,000.00

11	**Aggregate amount beneficially owned by each reporting person** 4,500,000.00
12	**Check if the aggregate amount in Row (11) excludes certain shares (See Instructions)** ☐
13	**Percent of class represented by amount in Row (11)** 15.6 %
14	**Type of Reporting Person (See Instructions)** IN

Comment for Type of Reporting Person:

SCHEDULE 13D

Item 1. **Security and Issuer**

(a) **Title of Class of Securities:**

Common Stock, $0.00001 par value per share

(b) **Name of Issuer:**

Empery Digital Inc.

(c) **Address of Issuer's Principal Executive Offices:**

3121 EAGLES NEST, SUITE 120, ROUND ROCK, TX 78665

Item 1 Comment: This Amendment No. 6 ("Amendment No. 6") amends and supplements the Schedule 13D filed by the undersigned on January 26, 2026, as amended on January 28, 2026, February 4, 2026, February 25, 2026, March 2, 2026, and March 9, 2026 (the "Schedule 13D"). Except as otherwise specified in this Amendment No. 6, all items in the Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 6 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4. **Purpose of Transaction**

Item 4 is hereby amended to add the following:

On April 2, 2026, ATG Fund filed a Verified Complaint (the "Complaint") in the Court of Chancery of the State of Delaware (the "Court"), seeking declaratory and injunctive relief against (i) Co-Chief Executive Officer and Chairman of the Issuer's Board Ryan Lane, Co-Chief Executive Officer and director John Kim, and directors Jonathan P. Foster, Adrian Solgaard, Orn Olason, Rohan Chauhan, Matthew Homer and Ian Read (together, the "Director Defendants") and (ii) the Issuer, as nominal defendant (together with the Director Defendants, the "Defendants"). The Complaint alleges, among other items, that the Defendant Directors have violated their fiduciary duties to stockholders in connection with the Issuer's (x) entrance into that certain securities purchase agreement dated March 23, 2026 (the "SPA") and the issuance of 2,558,422 Shares and 2,079,797 pre-funded warrants thereunder (the "March Issuance"), (y) contention that ATG Fund's Nomination Notice of an alternative slate of director candidates was deficient under the Issuer's Third Amended and Restated Bylaws (the "Bylaws"), and (z) disclosure to the public regarding the Issuer's alleged rejection of ATG Fund's Nomination Notice.

As discussed in detail in the Complaint, ATG Fund believes that the Director Defendants have violated their fiduciary duties to stockholders and the Issuer by adopting unreasonable, entrenchment-driven defensive measures to interfere with the stockholder franchise. ATG Fund is seeking an order from the Court providing the following relief, among other items:

o declarations that the Director Defendants have each breached their fiduciary duties of loyalty;

o enjoining Defendants from enforcing or relying upon the shareholder rights plan, the accelerated share repurchase program, the March Issuance, or the rejection of ATG Fund's Nomination Notice;

o declaring that ATG Fund's Nomination Notice satisfied the Issuer's Bylaws (or, in the alternative, declaring that the nomination period will reopen ahead of the Annual Meeting);

o declaring and decreeing that the shares issued in connection with the March Issuance may not vote at the Annual Meeting;

o declaring and decreeing that the Director Defendants have each breached their fiduciary duties of disclosure; and

o enjoining Defendant's from soliciting proxies until such time as they make corrective disclosures.

The foregoing description of the Complaint does not purport to be complete and is qualified in its entirety by reference to the full text of the Complaint, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 5.   **Interest in Securities of the Issuer**

(a)   Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 28,821,388 Shares outstanding as of April 3, 2026, which is the difference obtained by subtracting (i) 2,596,395 pre-funded warrants reported as potentially exercisable in the press release issued by the Issuer on April 6, 2026 (the "Press Release"), from (ii) the 31,417,783 Shares outstanding as of April 3, 2026, as disclosed in the Press Release.

As of the date hereof, ATG Fund directly beneficially owned 4,500,000 Shares, constituting approximately 15.6% of the Shares outstanding.

As of the date hereof, ATG Management may be deemed to beneficially own 4,500,000 Shares, constituting approximately 15.6% of the Shares outstanding.

As of the date hereof, ATG GP may be deemed to beneficially own 4,500,000 Shares, constituting approximately 15.6% of the Shares outstanding.

As of the date hereof, Mr. Gliksberg may be deemed to beneficially own 4,500,000 Shares, constituting approximately 15.6% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.

(c)   Item 5(c) is hereby amended to add the following:

There have been no transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 5 to the Schedule 13D.

Item 7.   **Material to be Filed as Exhibits.**

99.1 - Complaint filed by ATG Capital on April 2, 2026.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ATG Capital Opportunities Fund LP

Signature: /s/ Gabriel Gliksberg

Name/Title: Gabriel Gliksberg, Managing Member of ATG Capital Management GP LLC, the general partner of ATG Capital Management LP, its investment manager

Date: 04/06/2026

ATG Capital Management LP

Signature: /s/ Gabriel Gliksberg

Name/Title: Gabriel Gliksberg, Managing Member of ATG Capital Management GP LLC, its general partner

Date: 04/06/2026

ATG Capital Management GP LLC

Signature: /s/ Gabriel Gliksberg

Name/Title: Gabriel Gliksberg, Managing Member

Date: 04/06/2026

Gabriel Gliksberg

Signature: /s/ Gabriel Gliksberg

Name/Title: Gabriel Gliksberg

Date: 04/06/2026

Comments accompanying signature:

Exhibit 99.1

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

ATG CAPITAL OPPORTUNITIES FUND LP,	))	
Plaintiff,	))	
v.	))	C.A. No. 2026-_____-_____
	)	
RYAN LANE, JOHN KIM, JONATHAN P. FOSTER, ADRIAN SOLGAARD, ÖRN ÓLASON, ROHAN CHAUHAN, MATTHEW HOMER, IAN READ,	)))))))	
Defendants,	))	
and	))	
EMPERY DIGITAL, INC.	))	
Nominal Defendant.	)	

VERIFIED COMPLAINT
CHALLENGING BOARD ENTRENCHMENT

Plaintiff ATG Capital Opportunities Fund LP ("ATG" or the "Plaintiff"), by and through its undersigned counsel, respectfully submits this Verified Complaint for declaratory and injunctive relief against the incumbent directors of Empery Digital, Inc. ("Empery,"[1] or the "Company") challenging (i) their disloyal and invalid issuance of a large block of Empery's common stock in the face of Plaintiff's impending proxy contest; (ii) their pretextual, tardy contention that Plaintiff's

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[1] Prior to July 31, 2025, Empery was known as Volcon Inc. For consistency, the Verified Complaint refers to the Company as Empery throughout.

nomination notice of an alternative slate was deficient under Empery's bylaws; and

(iii) their misleading disclosures to the public regarding Plaintiff's nomination

notice. Upon knowledge as to itself and its own actions, and upon information and

belief as to all other matters, including the investigation of its undersigned counsel,

Plaintiff alleges as follows:

NATURE OF THE ACTION

1.   In the face of public stockholder dissatisfaction and dismal Company

performance, Plaintiff timely and in compliance with the Company's Bylaws

nominated a full slate of director candidates for the 2026 annual meeting. Instead of

conducting a free and fair election, the Board has instead waged a campaign of

entrenchment, in flagrant breach of the directors' fiduciary duties, designed to

manipulate the stockholders' voting base in their favor and to thwart any competing

slate of nominees from being placed on the ballot.

2.   The reason for stockholder disenchantment with the Board lies with

Empery's management of its bitcoin assets.

3.   On July 17, 2025, the Company entered into a $500 million private

placement led by non-party Empery Asset Management (the "July 2025 Private

Placement"), pursuant to which Empery would largely abandon its prior business of

manufacturing electronic off-road vehicles and would instead become a Digital

Asset Treasury ("DAT"). Under the DAT model, Empery committed to devote its assets to buying and holding bitcoin which had surged in value following the 2024 Presidential election.

4.   By August 6, 2025, the Company had purchased 4,000.85 bitcoin for an aggregate purchase price of $470 million, reflecting an average purchase price of approximately $117,552 per bitcoin. Shortly thereafter, the price of bitcoin collapsed. By December 31, 2025, bitcoin had fallen to $87,500, a decline of approximately 25%.

5.   Empery's stock fell even more dramatically. On August 6, 2025, the Company's stock price closed at $10.19; on December 31, 2025, it was $4.57, a decline of 55.2%. Given that the Company's value is largely derived from its bitcoin holdings, only the Board's dismal oversight of management explains the stock price falling more than twice that of its chief asset.

6.   In January 2026, Plaintiff ATG recognized that the mismatch between the Company's stock price and the value of its assets created an attractive investment opportunity and started investing in Empery. On January 26, 2026, and again on January 28, ATG filed a 13D disclosing its ownership in Empery and on January 28, ATG requested Empery's form of director questionnaire.

7.   Counsel for ATG opened a line of dialogue with the Company on February 6, 2026, to explain ATG's view that Board refreshment was required. On

February 26, after the Board rebuffed that effort, ATG submitted a nomination notice naming nine candidates for election to the Board (the "Nomination Notice").

8. Instead of attempting to persuade Empery's stockholder base to support the incumbents, the Board embarked on a campaign of entrenchment designed to thwart Plaintiff's proxy contest in flagrant breach of their fiduciary duties.

9. First, on February 3, Empery adopted a rights agreement (the "Poison Pill") with a 12.5% ownership trigger. In the press release announcing the adoption of the Poison Pill, Empery made clear that it was "in response to the rapid and significant accumulation of [Empery] stock by ATG."

10. Second, on March 23, the Board made a dilutive issuance of up to 13.8% of the Company's voting stock, comprised of 8.5% of the Company's stock and additional pre-funded warrants that could be exercised up to a 9.99% ownership restriction, to a hand-picked, undisclosed stockholder, who ATG believes is aligned with the Board, to manipulate any proxy fight in the Board's favor.

11. As described by the Company, the issuance was made at above market prices. That was simply too good to be true. Using proper valuations taking into account the common stock warrants included in the transaction, the Company sold the stock for less than *half* of their market price. In the words of one analyst: "an absolutely awful trade."

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12.   Third, on March 26, a month after Plaintiff submitted its Nomination Notice, the Company sent ATG a thirteen-page scattershot letter rejecting Plaintiff's Nomination Notice (the "Rejection Letter").

13.   The Rejection Letter is filled with baseless assertions and pretextual deficiencies, none of which come anywhere close to justifying rejecting ATG's Nomination Notice.

14.   For example, Empery rejected the Nomination Notice because it "has concerns" that another stockholder is a secret participant in ATG's proxy solicitation, ignoring that ATG and the other stockholder submitted *competing* slates of directors and are therefore *adversaries* in the upcoming proxy contest.

15.   Empery further asserted that the Nomination Notice and accompanying director questionnaires were misleading or incomplete based on Empery's incorrect assumptions and nitpicky interpretations of the nominee's responses. For example, Empery rejected the Nomination Notice in part because two of ATG's nominees had short gaps in their "principal occupation[s]." The reason for those gaps, however, is entirely benign: during those months, the nominees did not have a principal occupation.

16.   The asserted deficiencies in the Rejection Letter are frivolous and transparently pretextual. That the Board chose to reject the Nomination Notice based on threadbare and unsupported claims of deficiency and without any follow-up

inquiry to ATG demonstrates that the Board was weaponizing its advance notice bylaws to thwart the stockholder franchise in breach of their fiduciary duties.

17.   Plaintiff therefore brings this action to sterilize the Defendants' disloyal issuance of a substantial block of Empery's voting stock in the face of an impending proxy campaign and to undo the Defendants' invalid and self-motivated rejection of Plaintiff's Nomination Notice, to ensure that the Company's stockholders are provided with a meaningful and duly informed vote at the Company's upcoming 2026 annual meeting.

JURISDICTION

18.   This Court has subject matter jurisdiction over this action, which asserts claims for, among other things, breaches of fiduciary duty, under 10 *Del. C.* § 341, which provides that this Court "shall have jurisdiction to hear and determine all matters and causes in equity."

19.   This Court has personal jurisdiction over each of the Director Defendants because each has consented to jurisdiction in Delaware by serving as a director of a Delaware corporation, pursuant to 10 *Del. C.* § 3114. The claims asserted herein arise out of the Director Defendants' actions taken in their capacities as directors of the Company.

20.   This Court has personal jurisdiction over nominal defendant Empery Digital, Inc. because it is a Delaware corporation.

THE PARTIES

21.   Plaintiff ATG Capital Opportunities Fund LP is Empery's largest disclosed stockholder. ATG beneficially owns 4,500,000 shares of Empery common stock, which accounts for approximately 14.9% of Empery's outstanding common stock based on recent disclosures.[2]

22.   ATG has nominated nine director candidates to the Board, one of whom is Gabriel Gliksberg, the managing member of ATG Capital Management GP LLC, which is the general partner of ATG Capital Management LP, ATG's investment manager (collectively, the "ATG Entities").

23.   Defendant Ryan Lane is the Co-Chief Executive Officer and Chairman of Empery's Board. Lane has served as an Empery director since the July 2025 Private Placement. He is the founder and principal of Empery Asset Management, LP. Defendant Lane is interested in the conduct challenged in this action because he is up for election at the 2026 annual meeting and could lose his seat.

24.   Defendant John Kim is the Co-Chief Executive Officer and has served as an Empery director since July 2021. Defendant Kim's prior professional background is in managing an electric bicycle company. He has disclosed no prior

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[2] ATG acquired 12.3% of Empery's common stock without exceeding the Poison Pill's 12.5% threshold. Since then, the Company's share repurchases pushed ATG's ownership percentage to 14.9%, which did not trigger the Poison Pill because ATG did not acquire additional shares.

institutional cryptocurrency expertise. Defendant Kim is interested in the conduct challenged in this action because he is up for election at the 2026 annual meeting and could lose his seat.

25. Defendant Jonathan P. Foster has served as an Empery director since June 2021. Defendant Foster's prior professional background is in financial roles for various medical device companies. He has disclosed no prior institutional cryptocurrency expertise. Defendant Foster is interested in the conduct challenged in this action because he is up for election at the 2026 annual meeting and could lose his seat.

26. Defendant Adrian Solgaard has served as an Empery director since July 2024. Defendant Solgaard's professional background is as an entrepreneur in travel and lifestyle consumer products and accessories. He has disclosed no prior institutional cryptocurrency expertise. Defendant Solgaard is interested in the conduct challenged in this action because he is up for election at the 2026 annual meeting and could lose his seat.

27. Defendant Örn Ólason has served as an Empery director since December 2024. Defendant Ólason's professional background is focused on video production and brand identity. He has disclosed no prior institutional cryptocurrency expertise. Defendant Ólason is interested in the conduct challenged in this action because he is up for election at the 2026 annual meeting and could lose his seat.

28. Defendant Rohan Chauhan has served as an Empery director since the July 2025 Private Placement. Defendant Chauhan is interested in the conduct challenged in this action because he is up for election at the 2026 annual meeting and could lose his seat.

29. Defendant Matthew Homer has served as an Empery director since the July 2025 Private Placement. Defendant Homer is interested in the conduct challenged in this action because he is up for election at the 2026 annual meeting and could lose his seat.

30. Defendant Ian Read has served as an Empery director since the July 2025 Private Placement. His background is in management roles at Pfizer. He has disclosed no prior institutional cryptocurrency expertise. Defendant Read is interested in the conduct challenged in this action because he is up for election at the 2026 annual meeting and could lose his seat.

31. Lane, Kim, Foster, Solgaard, Ólason, Chauhan, Homer, and Read are collectively referred to as the "Board" or the "Director Defendants."

32. Nominal Defendant Empery Digital, Inc. is a Delaware corporation headquartered in Round Rock, Texas, with an additional office in New York City, which it is subleasing from Empery Asset Management. Empery's shares trade on Nasdaq. Since the July 2025 Private Placement, Empery Digital's business has been focused on accumulating bitcoin and serving as a "Digital Asset Treasury."

FACTUAL BACKGROUND

A. After Years of Underperformance, Empery Transforms into a Digital Asset Treasury

33. The Company was incorporated in 2020 as an electric off-road vehicle manufacturer and was then named Volcon, Inc. During its initial five years of operations, the Company failed to achieve consistent profitability and experienced significant share price deterioration.

34. The Company's stockholder base expressed dissatisfaction with the Company's performance at the May 30, 2025 annual meeting. While no proxy contest took place, stockholders mounted an unorganized withhold campaign. The results were disastrous for the incumbent board:

Nominee	For	Withheld	Percentage Withheld	Broker Non-Vote
Adrian Solgaard	306,686	296,216	49.13%	1,059,847
John Kim	313,984	288,918	47.92%	1,059,847
Jonathan Foster	303,852	298,050	49.52%	1,059,847
Karin-Joyce Tjon	280,315	322,587	53.51%	1,059,847
Örn Ólason	305,169	297,733	49.38%	1,059,847

35. Non-party Karin-Joyce Tjon, who was the chairwoman of the Board, received more withheld votes than for votes and resigned in December 2025. Defendants Solgaard, Kim, Foster, and Ólason retained their seats, but just barely.

36.   After the Board narrowly survived the 2025 annual meeting, it pivoted to an entirely new and unrelated business: a "digital asset treasury." None of the remaining directors—defendants Solgaard, Kim, Foster, or Ólason—appear to have any experience relevant to bitcoin or other digital assets.

37.   The "digital asset treasury" or "DAT" business model is straightforward: the Company committed to use its capital primarily to buy and hold large amounts of bitcoin, treating bitcoin as its main treasury asset rather than cash or operating assets. The Company expected stockholder returns to come chiefly from increases in the market value of those bitcoin holdings and, to a lesser extent, from derivative transactions tied to bitcoin.

38.   On July 17, 2025, the Company announced the July 2025 Private Placement. It disclosed that it had sold more than 50 million shares of common stock and pre-funded warrants in a private placement to generate aggregate proceeds of $500 million—95% of which the Company would use to purchase bitcoin. Through the July 2025 Private Placement, the Company increased its outstanding share count by more than 100 times the number of shares outstanding as of June 24, 2025.

39.   As part of the July 2025 Private Placement, Defendant Lane, whose company Empery Asset Management had served as lead investor, became the Company's co-CEO and chairman of the Board, and received a $225,000 signing bonus and a $225,000 salary. The Company also hired an Empery Asset

11

Management portfolio manager to serve as Company COO and Empery Asset Management's general counsel and chief compliance officer to serve as the Company's Vice President of Legal. Each of these individuals continued to be employed by Empery Asset Management after the July 2025 Private Placement. In August 2025, the Company also assumed half of Empery Asset Management's New York City office lease and became jointly and severally liable for the entire lease.

40.   Defendant Kim also received a $225,000 signing bonus and a $225,000 salary for serving as co-CEO. The holdover Volcon directors also received an aggregate of $600,000.

41.   In connection with the July 2025 Private Placement, the Company appointed defendants Lane, Read, Chauhan, and Homer to serve on the Board until the Company's next annual meeting. Shortly thereafter, the Company changed its name to Empery Digital Inc. Because Empery had already held its 2025 annual meeting on May 30, 2025, Empery stockholders have never voted on the election of Lane, Read, Chauhan, or Homer.

42.   Because a DAT's value comes from its store of bitcoin, DAT investors commonly track a DAT's performance using the "Market to Bitcoin Net Asset Value" or "mNAV." mNAV represents the ratio of a DAT's market capitalization, plus debt and minus cash on hand, to the value of its bitcoin holdings. If a DAT's mNAV is greater than 1.0, then its shares are more valuable than the value of the

underlying bitcoin; if the mNAV is less than 1.0, then the bitcoin in treasury are more valuable than the company itself.

43.   In its promotional materials, the Company anticipated that it would have an mNAV of 1.07 after closing the July 2025 Private Placement.

44.   By August 7, 2025, the Company had purchased 4,000.85 bitcoin for an aggregate purchase price of $470 million, reflecting an average purchase price of approximately $117,552 per bitcoin. On August 7, 2025, Empery's stock price closed at $9.85, yielding an mNAV of 1.05.

B.   Empery Underperforms and ATG Invests to Unlock Stockholder Value

45.   In the months that followed, bitcoin's price cratered. On December 31, 2025, bitcoin's price had fallen by 25% to approximately $87,500.

46.   Empery was particularly vulnerable to bitcoin price drops because of the strategy implemented by the Board. While bitcoin prices were at historic highs, Empery sold bitcoin put contracts, requiring the Company to purchase bitcoin at high prices while the price fell. Empery funded those required bitcoin purchases with debt. Meanwhile, Empery took on more debt to repurchase shares. With ever-increasing borrowing and the value of Empery's main asset rapidly deteriorating, debt became an increasingly large part of Empery's overall capitalization.

47.   As a result, as bitcoin's price fell, the Company's stock price fell further and faster. On December 31, 2025, the Company's stock closed at $4.57. The Company's mNAV fell to 0.68.[3]

48.   In other words, a share of Empery stock was worth just 68% of the proportionate value of the bitcoin that share represented.

49.   The disconnect between the Company's share price and the value of its primary asset presented a valuable investment opportunity. Accordingly, in January 2026, ATG began accumulating a position in Empery.

50.   On January 26, 2026, ATG publicly disclosed in a Schedule 13D that it had acquired beneficial ownership of 5.6% of the then-outstanding common stock of Empery. Two days later, on January 28, ATG filed a Schedule 13D disclosing that it and its affiliates had acquired more shares and that it owned 10.4% of the Company's outstanding common stock. That same day, ATG requested the Company's form of director questionnaire required to nominate candidates for election to the Board.

51.   On January 28, 2026, Empery set up a meeting with non-party Tice Brown, a major stockholder who had invested during the July 2025 Private

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[3] The Company had a market capitalization of approximately $154,470,346.07. The Company's debt equaled $99,836,018 and its cash on hand amounted to $8,963,856. Its total digital asset treasury was worth $356,975,383. The mNAV is calculated accordingly: ($154,470,346.07 + $99,836,018 - $8,963,856) / $356,975,383 = 0.68.

Placement holding approximately 9% of the Company's common stock who is unaffiliated with ATG. Brown later issued a press release stating that the meeting concluded prematurely, with Brown being escorted out by building security, as described below.

C. The Director Defendants Immediately Take Steps to Entrench Themselves

52.   In response to the disclosure of Plaintiff's purchases, the Board adopted the Poison Pill just four business days later on February 3, 2026. The Poison Pill would be triggered by any investor acquiring greater than 12.5% of the Company's outstanding stock without first securing the Board's blessing.

53.   On February 4, 2026, Brown issued a press release, describing his treatment during the January 28 meeting, expressing his outrage at the implementation of the Poison Pill and describing numerous ways the Board was mismanaging the Company, including by allowing Empery employees to day-trade bitcoin derivatives, entering into a recklessly large margin loan, and hiring numerous Empery Asset Management employees which contribute to the Company's high running costs. Brown demanded the immediate resignations of the CEO and the rest of the Board.

54.   On February 4, 2026, ATG filed a Schedule 13D disclosing that it and its affiliates had purchased additional common stock, raising ATG's beneficial ownership to 12.3%, right below the threshold to trigger the Poison Pill.

D. ATG Begins Agitating for Board Refreshment and the Board Further Entrenches Itself

55.   On February 5, 2026, counsel for ATG asked for a call with counsel for Empery, which call took place on February 6, 2026.

56.   During the February 6, 2026 call, counsel for ATG disclosed ATG's belief that a material change in the composition of the Board was necessary to reverse Empery's poor stock performance.

57.   On February 12, counsel for Empery responded that Empery did not agree that Board refreshment was necessary, directing ATG to focus instead on Empery's share repurchase program (discussed below).

58.   On February 26, 2026, ATG submitted its Nomination Notice and director questionnaires, nominating nine individuals to replace the Company's entire Board (the "Nomination Notice"). ATG's nine nominees are (1) Gabriel Gliksberg, who also serves as managing member of Plaintiff's general partner; (2) Arati Batta; (3) Ronald H. Davies; (4) James Elbaor; (5) Meredith S. Kirshenbaum; (6) Aaron T. Morris; (7) Christopher E. Novak; (8) Heather A. Powers; and (9) Evan Ratner (collectively, the "ATG Nominees"). In its Nomination Notice, ATG committed to update and supplement the Nomination Notice, if necessary, to ensure the information provided was and remained true and correct. ATG delivered its Nomination Notice four days before the deadline to submit nominations, March 1, which was a Sunday.

59.   On February 27, Brown filed a Schedule 13D to which he attached as an exhibit his February 26 nomination notice, nominating himself as a candidate for election to the Board.

60.   On March 2, 2026—the day after the nomination window closed—the Company issued a press release confirming receipt of ATG's nomination notice and signaling its hostility to ATG's effort. The press release suggested that ATG had refused to "engage constructively," labeled the proxy campaign "costly and distracting," and asserted that ATG's "escalation[]"—submitting its Nomination Notice—would harm stockholders because the Board would spend stockholder resources to defend itself.

61.   Empery did not respond to ATG's Nomination Notice for weeks. On the morning of March 23, 2026, ATG filed its preliminary proxy statement.

E.   **Empery Repurchases Large Amounts of Stock Before Issuing a Large Block of Shares to a Targeted Stockholder**

62.   Empery responded to stockholders' public calls for Board refreshment by manipulating the stockholder base to favor the incumbent directors.

63.   First, Empery had a preexisting share repurchase program whereby Empery utilized a large borrowing facility to repurchase its shares. Since the share repurchase program began through March 27, 2026, the Company repurchased over 23.6 million shares—representing over 40% of Empery's previously outstanding

shares—for over $135 million, which was largely financed by the Company's large term loans.

64.   The share repurchases have not been uniform. Between August 29, 2025, and January 30, 2026, Empery had repurchased 13,032,883 shares under its share repurchase program—an average rate of approximately 2.6 million shares per month.

65.   After ATG disclosed its investment and informed Empery that it would seek a board change, Empery significantly accelerated its share repurchase program. Between January 30, 2026 and March 25, 2026, Empery repurchased an additional 9,072,393 shares of common stock, or a monthly rate of 4.5 million shares—two times faster than Empery's prior share repurchasing.

66.   In its February 2, 2026 press release entitled *Empery Digital Reaffirms Commitment to Maximizing Shareholder Value Through Accretive Share Repurchases*, Empery admitted that it was changing its approach to share repurchases after ATG disclosed its investment on January 26, 2026. Per Empery, the Company had begun a process to "maximize share repurchases" the previous Friday, January 30, 2026. Its almost weekly press releases have made clear to any dissatisfied stockholder that the Company stands ready to purchase their shares in advance of the 2026 annual meeting.

67.   Normally, a share repurchase program would not favor an incumbent board or a competing stockholder—public share repurchasing would purchase shares from both supporters and critics of the Board. Here, the Board's significant reacquisition of almost half of the outstanding stock of the Company put the Company into deep debt to provide an easy exit for unhappy stockholders.

68.   Second, the Board weaponized that increased debt used for share repurchase shares to justify a new large share issuance to a handpicked buyer.

69.   On March 23, 2026, Empery disclosed that it had entered into a securities purchase agreement (the "SPA") with "a current institutional investor." Pursuant to the SPA, Empery sold 2,558,422 shares of common stock (amounting to approximately 8.5% of the Company's current outstanding stock) and 2,079,797 pre-funded warrants to the investor, which warrants contain a 9.99% beneficial ownership limitation (the "March Issuance"). Empery stated that it did not engage any investment bank, placement agent, or other finder in connection with the March Issuance—it instead made the offer to a hand-picked stockholder. All of the shares in the March Issuance were already registered.

70.   While the Company's filings occasionally reference "Purchasers" or "Investors," defendant and co-CEO Lane made clear in a March 24, 2026 video on X.com that the Board "negotiated this transaction directly with *one institution*."



71.   The video also features an overlay stating the transaction was "negotiated solely by the Executive Team."

72.   Under the SPA, Empery is expressly prohibited from publicly disclosing the identity of this institutional investor. Normally, when a company receives a $25 million investment from a large institutional stockholder, both the stockholder and the company are incented to publicly promote that partnership. That Empery and the investor have kept the identity of the investor secret is telling.

73.   Unsurprisingly, the Board determined that this transaction was an "Exempt Transaction" and that the unnamed investor was an "Exempt Person" under the Poison Pill.

74.   The evident purpose of the March Issuance was to influence the outcome of the upcoming proxy contest in favor of incumbent management by providing an aligned stockholder with more voting power. In Defendant Lane's own words, the March Issuance "represents an important <u>vote</u> of confidence from an existing shareholder in <u>our</u> long-term vision and approach to generating value for all shareholders." (emphasis added).

75.   The unnamed stockholder agreed to purchase the Company's common stock and pre-funded warrants for $5.39, substantially higher than the March 23 opening market price of $4.24. Registered direct offerings rarely sell shares for above-market prices.

76.   Empery claimed that the purpose of this issuance was to raise additional capital to repay the debt Empery had incurred in connection with its share repurchase program. Yet this justification simply does not make economic sense. Empery recently disclosed that the average price for its share repurchases was $5.87 per share. Under the Company's logic, it repurchased shares for approximately $5.87, funded with debt, then sold additional shares to its unnamed stockholder for $5.39, a loss of $0.48 per share before accounting for any expense associated with the debt.

77. This justification is especially suspect given that the Company's primary asset is bitcoin, which is highly liquid. If the Company wanted to repurchase shares or reduce its debt, it could have easily sold some of its bitcoin instead of issuing more shares (and undermining its previous share repurchases). Indeed, since July 2025 the Company has sold over 1,000 of the 4,000 bitcoin it originally acquired.

78. Moreover, while it appears that this unnamed investor magnanimously purchased Empery common stock for a dollar *more* than their market price, in reality this was a sweetheart deal for Empery's hand-picked buyer that valued the common stock well under its market price. The economics of the deal change when reviewing the full package that the investor received, which includes the four-year warrants with a $6.27 strike price to purchase up to 4,638,219 shares of common stock that Empery issued to the "Institution."

79. When factoring the value of the additional warrants, it becomes clear that Company gave more than it got.

80. As one analyst, Andrew Walker of Rangeley Capital, explained in a March 30, 2026 blog post on *Yet Another Value Blog*, "Those warrants have **enormous** value." Per Mr. Walker, when one performs a proper valuation to "adjust for the value of the warrant [Empery] **raised money at an effective price of**

~$2.50/share while the stock was trading at ~$4.50/share. An absolutely awful trade." (emphasis added).

81.   Mr. Walker continued: "Why would [Empery] raise money like this? Well, I'm not in the board room, so I can't tell you with absolute certainty . . . but I'd suggest it's likely board entrenchment." He continued, "my guess is [Empery] went to a big shareholder and said 'hey, agree to keep the current board in place and we'll give you a big slug of stock to vote and toss a ton of warrants to make the whole thing worth your while.'"

82.   In the context of the March Issuance, the Company's aggressive share repurchases in February and March appear to be part of the plan to entrench the Board. Using share repurchases, Empery was able to remove uncommitted votes from the voting pool and maximize the comparative voting power that the unnamed institutional investor received in the March Issuance.

83.   The March Issuance also diluted ATG and Empery's other stockholders, reducing their relative voting power at the upcoming 2026 annual meeting. Due to the Poison Pill, ATG cannot purchase additional shares to offset the dilutive effects of the March Issuance.

84.   While the Company has yet to publicly announce its 2026 annual meeting, it previously reserved March 17 as its record date with Broadridge. To

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maintain that record date, however, the Company would need to hold its 2026 annual meeting no later than May 17.

85.   Empery has not even filed its preliminary proxy statement and has otherwise not publicly announced the record date or the annual meeting date. ATG anticipates that Empery will postpone its record date, ensuring that it post-dates March 24, 2026 so the Board's hand-picked stockholder can vote the newly issued shares at the 2026 annual meeting.

86.   The SPA, combined with the Company's aggressive share repurchases, demonstrate that Director Defendants are manipulating Empery's stockholder base to fend off the impending proxy fight—a clear breach of their fiduciary duties.

F.   The Board Invents Deficiencies in Plaintiff's Nomination Notice

87.   ATG submitted its Nomination Notice on February 26, 2026, four days before the nomination window closed. Empery did not ask any follow-up questions or otherwise respond to the Nomination Notice until midday on March 26, 2026, a full month later.

88.   On March 26, the Board, through new counsel, rejected the Nomination Notice in a thirteen-page letter for three principal reasons (the "Rejection Letter"). *First*, Empery asserted that Brown was an undisclosed participant in Plaintiff's solicitation. *Second*, the Board claimed that the Nomination Notice failed to describe the particulars of Plaintiff's governing documents and agreements related thereto.

Third, the Board claimed that the Nomination Notice failed to meet expansive and strained subjective interpretations of the requirements of Section 14(a) of the Exchange Act of 1934 ("Section 14(a)").

89.   Each of the three justifications collapses under the barest scrutiny. The Rejection Letter is comprised of pretextual and unsupported justifications, weaponizing the Company's bylaws to achieve the Board's desired outcome—an unopposed election.

> i.   *Brown Is Competing with Plaintiff's Solicitation, Not Participating in It*

90.   First, Empery asserted that it "has concerns" that Brown was an undisclosed Participant, as that term is defined in Instruction 3 to Item 4 of Schedule 14A under the Securities Exchange Act of 1934 ("Schedule 14A").

91.   Schedule 14A defines a Participant as follows:

> The terms "participant" and "participant in a solicitation" include the following:
>
> (i) In the case of a solicitation made on behalf of the registrant, the registrant, each director of the registrant and each of the registrant's nominees for election as a director;
>
> (ii) In the case of a solicitation made otherwise than on behalf of the registrant, each of the soliciting person's nominees for election as a director;
>
> (iii) Any committee or group which solicits proxies, any member of such committee or group, and any person whether or not named as a member who, acting alone or with one or more other persons, directly or indirectly takes the initiative, or engages, in organizing, directing, or

arranging for the financing of any such committee or group;

(iv) Any person who finances or joins with another to finance the solicitation of proxies, except persons who contribute not more than $500 and who are not otherwise participants;

(v) Any person who lends money or furnishes credit or enters into any other arrangements, pursuant to any contract or understanding with a participant, for the purpose of financing or otherwise inducing the purchase, sale, holding or voting of securities of the registrant by any participant or other persons, in support of or in opposition to a participant; except that such terms do not include a bank, broker or dealer who, in the ordinary course of business, lends money or executes orders for the purchase or sale of securities and who is not otherwise a participant; and

(vi) Any person who solicits proxies.

92.   The Company's support for this assertion was specious: the Company asserted that (i) Brown had indicated to Empery that he had spoken with ATG, including during his January 28, 2026 meeting (i.e., before ATG had even requested the director questionnaire and a month before ATG submitted its nomination notice) and (ii) Brown emailed a specific Company attorney whose identity Empery asserted was only known to ATG. This was the sole evidence Empery relied on to reject the Nomination Notice based on Brown's purported participation in Plaintiff's solicitation.

93.   Communications between stockholders like those referenced by the Company would not make Brown a "participant" as defined in Schedule 14A.

94. Tellingly, Empery acknowledged that Brown and ATG have submitted competing slates of directors. Yet Empery did not take that concept to its logical conclusion—that Brown and ATG are adversaries seeking to run competing candidates for the Board.

95. Empery's manufactured notion that Brown was a Participant in ATG's solicitation, ignoring that they submitted competing nominations, was blatant pretext to reject the Nomination Notice and an egregious breach of the Board's fiduciary duties. It demonstrates that the Board was searching for reasons to reach a specific, predetermined outcome.

> ii. *The Nomination Notice Describes Plaintiff's Agreements Precisely as Called for in the Company's Bylaws*

96. Second, the Rejection Letter asserted that the Nomination Notice failed to describe the particulars of Plaintiff's governing documents and agreements related thereto as required under the Company's bylaws.

97. Section 2.5(c)(iii)(C) of the Company's bylaws requires nomination notices to include each nominee:

> a description of any direct or indirect material interest in any material contract or agreement between or among any Nominating Person, on the one hand, and each candidate for nomination or his or her respective associates or any other participants in such solicitation, on the other hand, including, without limitation, **all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K** if such Nominating Person were the "registrant" for purposes of such rule and the candidate for

nomination were a director or executive officer of such registrant.

(emphasis added). Item 404 of Regulation S-K requires disclosure of material related-party transactions exceeding $120,000, including the identity of the related person, the nature and amount of the transaction, the related person's interest, and any other information material to investors. 17 C.F.R. § 229.404(a).

98.   In the Rejection Letter, the Board asserted that the Nomination Notice failed to disclose the details of Plaintiff's governing documents, such as any compensation arrangement between Gliksberg and ATG or its affiliates.

99.   Yet the Nomination Notice disclosed each relevant material relationship and agreement, described the nature of each, and confirmed that no other material contracts or agreements exist. It further disclosed Gliksberg's control relationship over the ATG Entities, noting that he is a party to each of their confidential governing documents and certain other agreements and arrangements thereto.

100.   The Nomination Notice describes the Joint Filing and Solicitation Agreement that each of the participants in the solicitation entered into and describes the material terms of that agreement.

101.   The Nomination Notice also discloses that ATG Capital Management LP entered into an indemnification agreement with each of the ATG Nominees other

than Gliksberg, and that each ATG Nominee granted Gliksberg their power of attorney.

102. As specifically stated in the Nomination Notice, "there are no agreements, arrangements or understandings between [ATG] and the Nominees or any other person or persons pursuant to which the nominations described herein are to be made."

103. The Nomination Notice thus discloses all required contracts, including Gliksberg's control relationship with ATG. No additional disclosure was required, and the Company's demand for the particulars of Plaintiff's governing documents exceeds the requirements of the Company's bylaws. As with the allegation that Brown is a participant in the solicitation, this basis for rejection is pretextual and manufactured to reach Director Defendants' predetermined outcome.

> *iii.* *The Nomination Notice Discloses All Information Required by Section 14(a)*

104. The Board next asserted that the Nomination Notice failed to disclose ten different required items under Section 14(a). Each of those ten purported "deficiencies" rests on novel and legally unsupported interpretations of Section 14(a). The Company's aggressive approach reveals that the Board was sifting through the Nomination Notice to dig up nitpicky and suspect deficiencies rather than objectively evaluating whether the Nomination Notice complied with the bylaws.

105. First, Empery asserted that pursuant to Item 5(b)(1) of Schedule 14A, Plaintiff was required to disclose that it purportedly has a significant undisclosed short position in iShares Bitcoin Trust ETF ("IBIT").

106. Item 5(b)(1) requires disclosure of "any substantial interest" "in any matter to be acted upon at the meeting."

107. To the best of Plaintiff's knowledge, IBIT has no connection whatsoever to Empery, other than the value of both being fundamentally linked with the value of bitcoin, a commodity. Empery offered no support for this novel and expansive reading of Item 5(b)(1), which would require any directorial candidate to disclose all shareholdings in any asset economically correlated to a company's business or to commodities, exchange-traded funds, and third-party securities. Tellingly, Empery's own Insider Trading Policy is silent on ownership of bitcoin, ETFs holding bitcoin, and otherwise trading in cryptocurrencies.

108. Second, Empery rejected the Nomination Notice for failing to identify the proxy solicitor and related disclosures related to the proxy solicitation. The Nomination Notice did not disclose that information because, at the time of the Nomination Notice, Plaintiff had not yet retained a proxy solicitor, as is common in nomination notices. ATG stated this expressly in the Nomination Notice: "the manner in which the anticipated solicitation will be undertaken . . . is presently unknown," but explained that ATG "intends to pay all costs," "has not incurred any

expenses," and "expects to retain a proxy solicitor for solicitation and advisory services," though "the costs for such proxy solicitor, methods of and the number of people to be employed by such proxy solicitor to solicit proxies for the Annual Meeting is presently unknown."

109. As Empery knew, the information it claimed was missing would all be known when ATG filed its proxy statement and is required in such filing. Indeed, when ATG filed its March 23 preliminary proxy statement, almost a month after it filed its Nomination Notice, ATG disclosed its retention of a proxy solicitor and the methods the proxy solicitor expected to employ. Empery's treatment of ATG's truthful and routine responses as grounds to invalidate the Nomination Notice is further evidence that Empery weaponized its bylaws against their intended purpose.

110. Third, the Company claimed that Gliksberg had failed to accurately disclose whether ATG's Empery common stock was in a margin account. In response to the question of whether any of ATG's shares were pledged, including in a margin account, Gliksberg's questionnaire clearly and accurately responded "Not Applicable." ATG also provided additional detail, explaining that "the 4,500,000 shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts from time to time." Empery claimed that the additional detail rendered the answer "omissive and/or inconsistent," without asking for any further explanation. Had Empery asked for

clarification, it would have learned that ATG's shares had not been pledged and that the Nomination Notice was accurate.

111. Fourth, Empery similarly claimed that the failure to disclose the counterparties to two transactions involving 300 $5.00 February 2026 call options was a deficiency. But those options were publicly traded and purchased on the open market, and the counterparties were unknown. Further, at the time of the nomination, ATG no longer owned these call options, which were for an immaterial quantity of shares and are no longer exercisable.

112. Fifth, Empery asserted that certain of the ATG Nominees' disclosures regarding their business experience over the prior five years were incomplete. The specific details that Empery quibbled with, however, are entirely immaterial.

113. For example, Empery claims that Batta's disclosure was incomplete because she states that she is an "independent consultant" without naming her employer. Her role as an independent consultant, however, indicates that she has no current employer. Additionally, Empery claims that Batta misrepresented her experience by stating that she was a "Senior Financial Risk Specialist" for the Federal Reserve Bank of Atlanta and Empery found public references to Batta as a "senior examiner in the Atlanta Fed's Supervision, Regulation, and Credit Division." If the Company had a genuine concern about Batta's titles and asked, Empery would

have been told, when Batta received the title Senior Financial Risk Specialist, she retained the title "Senior Examiner"; there was no inconsistency.

114. As another example, the Company rejected the Nomination Notice because the "Nomination Notice states that Mr. Ratner is (in the present tense) the co-founder of Reheat.ai . . . and CalinY," both of which have disbanded. Ratner's disclosure was accurate—he is and always will be the co-founder of those companies. Empery can disagree with Ratner's word choice, but that disagreement does not make the disclosure inaccurate or misleading.

115. Sixth, Empery asserted that the Nomination Notice was "false and misleading" under the securities laws because the Nomination Notice does not describe the potential change in control consequences of the election of an entirely new board. The Board cites no bylaw provision or specific section of the securities laws which required a nominating stockholder to disclose this information in its Nomination Notice.

116. Each of Empery's purported "deficiencies" could have been resolved had Empery sought clarification from ATG. Based on the date of Empery's May 30, 2025 annual meeting, it is likely that its 2026 annual meeting will not occur until the end of June, giving the Company ample time for constructive engagement with ATG. That Empery instead chose to reject the Nomination Notice for such insubstantial reasons is indicative of pretextual intent.

iv.   *Empery Rejects Seven of the Nine Director Questionnaires for Similarly Immaterial Reasons*

117. The Rejection Letter concludes with nineteen additional purported incomplete, incorrect, or inconsistent statements that Empery identified within the required written questionnaires.

118. Again, by way of example, Empery faulted both Powers and Davies for failing to include a "principal occupation," each for a period of a few months. The Nomination Notice's disclosure was accurate—during those periods, the nominees had no principal occupation.

119. Empery also criticizes Gliksberg and Elbaor for incorrectly indicating that they had participated in the preparation of Empery's financial statements in the last three years. Yet a review of the questionnaires makes clear that both misunderstood the question to be referring to any company, rather than *the* Company, as both specified the name of the company for whom they had assisted in preparing financial statements.

120. Empery also rejected Davies for not disclosing his directorship of the West Point Society of Central Ohio, a regional West Point alumni organization. Empery ignored entirely that Appendix A to Davies's Questionnaire states clearly: "Mr. Davies serves as a director of West Point Society of Central Ohio."

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121. All of the Company's stated concerns with the director questionnaires are immaterial nits and could have been resolved through clarifying questions, which would have confirmed that all material information called for had been disclosed.

122. As described above, the Nomination Notice in fact complied in full with the requirements of the bylaws. Each of the purported deficiencies was manufactured by Empery and the Director Defendants to avoid the upcoming proxy contest and to prevent Empery stockholders from casting a meaningful vote.

123. The Director Defendants' inequitable rejection of Plaintiff's Nomination Notice for artificial and pretextual reasons constituted a breach of their fiduciary duties.

G. **Empery Misleads Stockholders in its March 27 Press Release**

124. On March 27, Empery issued a press release claiming that Plaintiff's Nomination Notice was "invalid and misleading."

125. Yet the Company's assertion that Plaintiff's nomination notice was "misleading" was itself misleading. As described above, the Nomination Notice was not misleading, and to the extent the Company had questions, ATG could have resolved them easily. Instead, Empery simply manufactured reasons to reject Plaintiff's Nomination Notice.

126. This false representation will deter stockholders from voting for ATG's slate when it solicits proxies.

H.   ATG Demands Withdrawal of the Rejection Letter

127.   On March 29, 2026, ATG responded to the Rejection Letter and demanded that Empery (a) provide all evidence that ATG and Brown were operating in an undisclosed group and (b) withdraw its inequitable rejection of the Nomination Notice ("ATG's Response Letter") by no later than March 30, 2026.

128.   ATG's Response Letter laid out in detail the absurd positions that Empery had taken in its Rejection Letter and made plain that the Director Defendants breached its fiduciary duties by inequitably rejecting ATG's Nomination Notice.

129.   As of the date of this filing, Empery has not responded to ATG's Response Letter.

130.   Time is of the essence because Empery's 2026 annual meeting must be held by June 30, 2026. Almost a month after providing its Nomination Notice, ATG filed its preliminary proxy statement. Only after ATG filed its preliminary proxy did the Company send the Rejection Letter to thwart ATG's proxy contest.

131.   ATG must therefore bring this action to ensure that Empery stockholders are presented with a meaningful choice and to prevent the incumbent Board from further entrenching themselves.

DERIVATIVE AND DEMAND FUTILITY ALLEGATIONS[4]

132. Plaintiff brings Count II of this action derivatively on behalf of Empery Digital, Inc. (the "Company") solely in the alternative, to the extent the Court determines that the claims arising from the March Issuance are properly characterized as derivative rather than direct.

133. Plaintiff did not make a pre-suit demand on the Company's Board of Directors to pursue these claims because such a demand would have been futile.

134. At all relevant times, the Board consisted of Defendants Ryan Lane, John Kim, Jonathan P. Foster, Adrian Solgaard, Örn Ólason, Rohan Chauhan, Matthew Homer, and Ian Read.

135. A majority of the Director Defendants lack independence and face a substantial likelihood of liability for approving and causing the Company to consummate the March Issuance, a self-interested and entrenchment-motivated transaction that diluted the Company for inadequate consideration.

136. Each of the Director Defendants is interested in the conduct challenged herein because each is up for election at the Company's 2026 Annual Meeting and stood to benefit personally from the March Issuance, which was intended to impair the effectiveness of a threatened proxy contest and entrench the incumbent Board.

---

[4] Plaintiff pleads the following allegations solely to the extent the Court determines that claims arising from the March Issuance are properly characterized as derivative.

137. Defendant Ryan Lane, as Co-Chief Executive Officer and Chairman of the Board, was centrally involved in the approval and implementation of the March Issuance and faces a substantial likelihood of liability for approving a dilutive transaction designed to entrench himself and the other Director Defendants.

138. Defendants Kim, Foster, Solgaard, Ólason, Chauhan, Homer, and Read likewise face a substantial likelihood of liability for approving or acquiescing in the March Issuance, which was not undertaken for a legitimate corporate purpose, was not the product of a fair process, and was designed to entrench themselves in office by distorting the stockholder franchise ahead of the 2026 annual meeting.

139. Because a majority of the Director Defendants approved the March Issuance, received non-ratable benefits in the form of entrenchment and continued control, and face a substantial likelihood of liability for breaching their fiduciary duties of loyalty, they cannot exercise independent and disinterested business judgment in responding to a demand.

140. Accordingly, demand on the Board is excused.

COUNT I

Breach of Fiduciary Duty: Interference with Stockholder Franchise
(Direct Claim)

(Against the Director Defendants)

141. Plaintiff realleges and incorporates by reference the foregoing allegations as if fully set forth herein.

142. The Director Defendants owed a fiduciary duty of loyalty to the Company's stockholders.

143. The Director Defendants breached their duty of loyalty by enacting unreasonable defensive measures designed to interfere with the stockholder franchise and entrench themselves on the Board in response to Plaintiff's efforts to nominate a competing slate of directors and pursue a proxy contest.

144. Those unreasonable defensive measures include, among other things: (i) adopting the Poison Pill in response to Plaintiff's accumulation of Company stock; (ii) accelerating the Company's share repurchase program to manipulate the composition of the stockholder base; (iii) issuing a substantial block of stock and warrants to a hand-picked, inferably friendly stockholder through the March Issuance;[5] and (iv) rejecting Plaintiff's Nomination Notice based on pretextual and unsupported grounds.

145. The Director Defendants' actions were undertaken for the primary purpose, and have had the effect, of interfering with the stockholder franchise, entrenching the Director Defendants, and undermining stockholders' ability to make a fully informed and uncoerced choice in the election of directors.

---

[5] The March Issuance is challenged in this Count not based on economic dilution to the Company, but because it was deployed as a defensive measure intended to shift voting power, impair stockholders' ability to exercise their franchise, and affect the outcome of the election of directors at the Company's 2026 annual meeting.

146. The Director Defendants' conduct has interfered with, and continues to threaten to preclude, the fair exercise of stockholders' voting rights at the 2026 annual meeting.

147. As a direct and proximate result of the Director Defendants' conduct, Plaintiff has suffered and will continue to suffer irreparable harm, including the impairment of their ability to nominate directors, to cast informed and meaningful votes, and to participate in a fair and unmanipulated election of directors.

148. Plaintiff has no adequate remedy at law.

COUNT II

Breach of Fiduciary Duty: March Issuance
(Derivative Claim Pled in the Alternative)

(Against the Director Defendants)

149. Plaintiff realleges and incorporates by reference the foregoing allegations as if fully set forth herein.

150. This Count is pled derivatively, and solely in the alternative, to the extent the Court determines that the March Issuance gives rise to claims that properly belong to the Company.

151. The Director Defendants owed a fiduciary duty of loyalty to the Company.

152. The Director Defendants breached their duty of loyalty by approving and causing the Company to consummate the March Issuance, a dilutive private

placement, in exchange for inadequate consideration. In return, the Director Defendants obtained non-ratable, personal benefits in the form of entrenchment on the Board and continued control of the Company.

153. As a direct and proximate result of the Director Defendants' breaches of fiduciary duty, the Company suffered harm, including the issuance of equity for inadequate consideration and the entrenchment-motivated distortion of its capital structure.

154. Plaintiff has no adequate remedy at law.

COUNT III

Breach of the Company's Bylaws
(Direct Claim)

(Against the Director Defendants)

155. Plaintiff realleges and incorporates by reference the foregoing allegations as if fully set forth herein.

156. The Company's bylaws constitute part of the binding contract between the Company and its stockholders and govern, among other things, the procedures for stockholder nominations of directors.

157. Plaintiff satisfied all advance-notice and other requirements set forth in the Company's bylaws in submitting its Nomination Notice.

158. The Director Defendants lacked any valid basis under the bylaws to reject Plaintiff's Nomination Notice.

159.   By rejecting Plaintiff's valid Nomination Notice in contravention of the bylaws, the Director Defendants breached the Company's bylaws.

160.   As a direct and proximate result of the Director Defendants' breach of the Company's bylaws, Plaintiff has been deprived of its right to nominate directors and to participate in a fair electoral process.

161.   Plaintiff has no adequate remedy at law.


COUNT IV

Breach of Fiduciary Duty of Disclosure
(Direct Claim)

(Against the Director Defendants)


162.   Plaintiff realleges and incorporates by reference the foregoing allegations as if fully set forth herein.

163.   In connection with the contested election of directors at the Company's 2026 annual meeting, the Director Defendants owed fiduciary duties to disclose fully and fairly all material information necessary for stockholders to exercise their voting rights in a fully informed and uncoerced manner.

164.   The Director Defendants breached their duty of disclosure by making materially false and misleading public statements regarding Plaintiff's Nomination Notice, including by characterizing the notice as "invalid and misleading" when, in fact, it complied with the Company's bylaws and was neither invalid nor misleading.

165. These misleading statements are material in the context of a stockholder meeting at which the sole business is the election of directors, because they bear directly on stockholders' assessment of the legitimacy of Plaintiff's director nominees and the integrity of the electoral process.

166. Absent corrective disclosure, the Company's stockholders will be deprived of material information necessary to make an informed decision in the election of directors.

167. Plaintiff will suffer irreparable harm as a direct and proximate result of Defendants' disclosure violations.

168. Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

Plaintiff respectfully prays that this Court enter an Order:

A. Declaring and decreeing that the Director Defendants have each breached their fiduciary duties of loyalty by adopting unreasonable, entrenchment-driven defensive measures to interfere with the stockholder franchise;

B. Enjoining Defendants from enforcing or relying upon the Poison Pill, the accelerated share repurchase program, the March Issuance, or the rejection of Plaintiff's Nomination Notice to interfere with the stockholder franchise or distort the election of directors at the 2026 annual meeting;

C.   Declaring that Plaintiff's Nomination Notice satisfied the Company's bylaws (or, in the alternative, declaring that the nomination period will reopen ahead of the upcoming annual meeting);

D.   Declaring and decreeing that the shares issued in connection with the March Issuance may not vote for directors at the Company's 2026 annual meeting;

E.   Declaring and decreeing that the Director Defendants have each breached their fiduciary duties of disclosure;

F.   Enjoining Defendants from soliciting proxies until such time as they make corrective disclosures;

G.   To the extent, and only if, the Court determines that claims relating to the March Issuance are properly maintained as derivative claims, awarding damages and other monetary relief for the harm caused by the March Issuance, together with pre-judgment and post-judgment interest;

H.   Awarding Plaintiff the costs and expenses incurred in this action, including reasonable attorneys' fees; and

I.   Granting Plaintiff any and all further relief as the Court deems just and proper.

[signature page follows]

OF COUNSEL:

Lori Marks-Esterman*
Adrienne M. Ward*
Daniel M. Stone*
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, NY 10019
(212) 451-2300

* *pro hac vice* forthcoming

Dated: April 2, 2026

/s/ A. Thompson Bayliss
A. Thompson Bayliss (#4379)
Bryan Blaylock (#7164)
ABRAMS & BAYLISS LLP
20 Montchanin Road, Suite 200
Wilmington, DE 19807
(302) 778-1000
bayliss@abramsbayliss.com
blaylock@abramsbayliss.com

Attorneys for Plaintiff

VERIFICATION

STATE OF FLORIDA   )
)   SS

COUNTY OF BROWARD   )

I, Gabriel Gliksberg, being duly sworn according to law, depose and say as follows:

1.   I am the managing member of ATG Capital Management GP LLC, which is the general partner of ATG Capital Management LP, which is the investment manager of ATG Capital Opportunities Fund LP, the plaintiff in this action. I have the authority to make this verification on behalf of the plaintiff.

2.   I have reviewed the Verified Complaint in this action (the "Complaint").

3.   To the extent the Complaint concerns my actions or matters of which I have direct personal knowledge, I verify that the Complaint is true and correct to the best of my knowledge, information, and belief.

4.   To the extent the Complaint concerns the actions of others or matters of which I do not have direct personal knowledge, I believe that the Complaint is true and correct.

Signature on the Next Page



Notary Public State of Florida
John Kastner
My Commission HH 423043
Expires 7/18/2027

Gabriel Gliksberg
Authorized Signatory
ATG Capital Opportunities Fund LP

SWORN TO AND SUBSCRIBED before me
this _1st_ day of _April_____, 2026

_____
Notary Public

John Kastner



Supplemental Information Pursuant To Rule 3(b) of the Rules of the Court of Chancery

The information contained herein is for use by the Court for statistical and administrative purposes. Nothing in this document shall be deemed binding for purposes of the merits of the case.

Case Caption: ATG Capital Opportunities Fund LP v. Ryan Lane, et al.

Date Filed: 04/02/2026

Primary Case Type: Breach of Fiduciary Duty in the Corporate Context

Case Statement: Plaintiff seeks a judgment for breach of fiduciary duty in connection with the directors' efforts to interfere with the stockholder franchise and improper entrench themselves in office.

Counsel for Plaintiffs - Counsel Members
Abrams & Bayliss LLP - 20 Montchanin Rd Ste 200, Wilmington, DE 19807

First Name	Last Name
A	Bayliss
Bryan	Blaylock

Counsel for Plaintiffs - Additional Members

First Name	Last Name
Lori	Marks-Esterman
Adrienne	Ward
Daniel	Stone

Subject Matter Jurisdiction - Relevant Statutes

- 10 Del. C. § 341

Expedited Proceeding

- Other

STATEMENT OF GOOD CAUSE

I am an attorney at Abrams & Bayliss LLP and a member in good standing of the Bar of the State of Delaware. With my firm, I am counsel for Plaintiff in this action. We respectfully submit that this action should proceed directly before the Chancellor or a Vice Chancellor because it involves complex issues of Delaware corporate law.


/s/ A. Thompson Bayliss
A. Thompson Bayliss (#4379)
Bryan Blaylock (#7164)
ABRAMS & BAYLISS LLP
20 Montchanin Road, Suite 200
Wilmington, DE 19807
(302) 778-1000
bayliss@abramsbayliss.com
blaylock@abramsbayliss.com


Dated: April 2, 2026   *Attorneys for Plaintiff*